EXHIBIT 20.1


                             [COMPANY LETTERHEAD]


Contact:  Federal Express
          Tom Martin
          (901) 395-3490


                                                     FOR IMMEDIATE RELEASE


                   FEDEX SETTLES EXCISE TAX DISPUTE WITH IRS

______________________________________________________________________________

MEMPHIS, TN (August 14, 1995) -- Federal Express Corporation announced today that it had reached an agreement concerning an excise tax dispute with the Internal Revenue Service for the seven and one-half year period ending March 31, 1991. Under the terms of the settlement, FedEx will not owe any additional federal excise tax for this period.

The dispute involved a claim by the IRS that the Company had underpaid federal excise tax by as much as $159,000,000. This settlement agreement completes the IRS' audit of the Company's federal excise tax returns for the period covered by the settlement. The Company also gave up its claim for a $70,000,000 refund of excise tax for the same time period.

Federal Express is the world's largest express transportation company, providing fast and reliable services for nearly 2.4 million items in 204 countries each working day. The company employs more than 111,000 people and operates more than 500 aircraft, 35,500 vehicles and nearly 180,000 Powership and FedEx Ship automated systems in its integrated global network. Federal Express reported revenues of $9.4 billion for its fiscal year ended May 31, 1995.


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                          [FEDERAL EXPRESS LETTERHEAD]